

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-Mail</u>
Mr. Peter M. McCormick
Chief Executive Officer
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, WI 53051

      Re: Magnetek, Inc.
              Form 10-KT for the Transition Period ended January 1, 2012
              Filed March 15, 2012
              File No. 1-10233

Dear Mr. McCormick:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Martin James

              Martin James
              Senior Assistant Chief Accountant

cc (via e-mail):   Marty J. Schwenner
                    Chief Financial Officer